Filed by ACELYRIN INC.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: ACELYRIN, INC.

Commission File No.: 001-41696

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 6, 2025, among Alumis Inc., a Delaware corporation (“Alumis”), ACELYRIN, Inc., a Delaware corporation (“ACELYRIN”), and Arrow Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Alumis (“Merger Sub”) (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into ACELYRIN and ACELYRIN will continue as the surviving corporation and direct wholly owned subsidiary of Alumis (the “Merger”).

The following is a transcript of the joint conference call and webcast hosted by Alumis and ACELYRIN on February 6, 2025 to discuss the announcement of the proposed Merger transaction involving Alumis and ACELYRIN. The slides that are referred to herein are filed with the Securities and Exchange Commission Pursuant to Rule 425 by ACELYRIN on February 7, 2025.

Alumis and ACELYRIN

Alumis and ACELYRIN Merger Agreement Conference Call

February 6, 2025

Corporate Speakers:

•	Martin Babler; Alumis; President, Chief Executive Officer, and Chairman

•	Mina Kim; ACELYRIN; Chief Executive Officer

•	John Schroer; Alumis; Chief Financial Officer

Participants:

•	Eric Schmidt; Cantor Fitzgerald; Analyst

•	Thomas Smith; Leerink Partners; Analyst

•	Katherine Wang; Jefferies; Analyst

•	Terence Flynn; Morgan Stanley; Analyst

•	Yasmeen Rahimi; Piper Sandler; Analyst

•	Yatin Suneja; Guggenheim Partners; Analyst

•	Brian Skorney; Robert W. Baird & Co.; Analyst

•	Unidentified Participant; H.C. Wainwright; Analyst

PRESENTATION

Operator: Hello, and welcome to today’s call to discuss Alumis’ planned merger with ACELYRIN. At this time, our participants have been placed in a listen-only mode. As a reminder, this conference call is being recorded, and the press release and slide presentation regarding the transaction are available at the Investor Relations section of each company’s website. The archive replay can be accessed there following the call. I would now like to hand the call over to Martin Babler, President, CEO, and Chairman of Alumis.

Martin Babler: Thank you, and good afternoon, everybody, and thank you for joining the call. With me today are Mina Kim, ACELYRIN’s CEO, and John Schroer, Alumis’ CFO, and we’re excited to share more about our announcement.

Before I jump in, I’d like to note that today’s discussion will contain statements that are forward-looking. Please refer to each company’s website for their publicly available SEC filings and identify certain factors which could cause actual results to differ materially from those projected in any forward-looking statement made today.

Investors are, therefore, cautioned not to rely on these forward-looking statements. The companies do not undertake to update any forward-looking statements as a result of new information or future events.

This presentation also includes preliminary financial data subject to the completion of Alumis’ and ACELYRIN’s financial closing procedures for the year ended December 31, 2024, respectively. Actual financial results that will be reflected in each of Alumis’ or ACELYRIN’s annual report on Form 10-K for the year ended December 31, 2024, once filed, may differ from the preliminary results included in this presentation.

So let me start a little bit more about this transaction. What particularly is compelling about this transaction, and we’ll speak more about this in a moment, is that it creates a highly differentiated late-stage portfolio that we’re well-positioned to advance through multiple upcoming milestones, with significant combined financial strength.

With that as a backdrop, I’ll now spend just a few minutes providing an overview of the transaction terms.

In this transaction, the ACELYRIN stockholders will receive 0.4274 shares of Alumis stock for each share of ACELYRIN they own. This represents a pro forma ownership of the combined company of approximately 55% for Alumis stockholders and 45% for ACELYRIN stockholders.

As for the leadership post closing, the current Alumis leadership team will remain in place to lead the combined company, and we will operate under the Alumis name. Our headquarters will remain in South San Francisco. And we look forward to welcoming two additional directors from ACELYRIN’s board upon closing.

Last, finally, we expect to close this transaction in the second quarter of 2025, following approval by both companies’ stockholders and satisfactions of certain customary closing conditions.

As I mentioned, through this combination with ACELYRIN, Alumis will have an expanded portfolio of late-stage therapies, as well as increased financial flexibility and runway. For those of you who are less familiar with Alumis’ portfolio, I want to start with a broader overview of who we are and some of our upcoming catalysts in our pipeline.

We’re actually a relatively young company, about four years old, and we completed our IPO in July of last year. Our approach at Alumis is all about precision immunology, advancing medicines that move away from broad immunosuppression to very precise inhibition of the drivers of immune dysfunction. We leverage our data analytics and translational insights to better understand the immune system and choose targets, molecules and indications, with the goal of optimizing outcomes for patients.

Alumis originally started out by doing a broad assessment of many targets that are associated with immune-mediated diseases. And ultimately, we selected TYK2 because it is a genetically and clinically validated driver for immune dysfunction.

We have two next-generation clinical stage TYK2 inhibitors, with potentially best-in-class clinical profiles. Our lead program is ESK-001, and we have an ongoing clinical program in psoriasis and in lupus. We’re currently conducting a Phase 3 ONWARD Program, consisting of two clinical trials in moderate-to-severe plaque psoriasis, and we are on track for topline data readout in the first half of 2026. And we expect topline data from our Phase 2b LUMUS trial in systemic lupus erythematosus in 2026 as well.

The Phase 3 ONWARD clinical trial was supported by a Phase 2 clinical trial in which maximal TYK2 inhibition led to high clinical responses in patients with moderate-to-severe psoriasis, and achieved at the highest dose. And ESK-001 was found to be generally well-tolerated at those levels. We believe that ESK-001 is potentially best-in-class, with broad potential to expand into additional indications and treat a diverse group of immune-mediated diseases.

A-005 is our second TYK2 inhibitor, which is a brain-penetrant molecule, and the first reported allosteric TYK2 inhibitor that has demonstrated the ability to cross the blood-brain barrier to address inflammation within the central nervous system.

A few weeks ago, we announced positive Phase 1 data. We plan to initiate a Phase 2 clinical trial in multiple sclerosis in the second half of the year. And behind that, we’re building a portfolio of other molecules. We expect to file an IND for the third clinical candidate later this year.

We’re excited that this merger now adds to our portfolio lonigutamab, a subcutaneously delivered anti-IGF-1R for the treatment of thyroid eye disease. I’ll talk more about this program shortly.

I want to emphasize that the Alumis program continued to as planned. We are looking forward to important key catalysts across our programs, and everything remains on track.

As it relates to lonigutamab, the program is promising and has shown compelling data that may support the best-in-class profiles with the treatment of TED. It is the first subcutaneous anti-IGF-1R to have demonstrated robust efficacy in TED patients comparable to the IV administered standard of care, and shown a favorable safety profile.

So with that, lonigutamab has unique properties compared to the current standard of care that may enable similar or better efficacy, with an improved safety profile.

We have done some preliminary work on the lonigutamab program. And in lieu of pursuing ACELYRIN’s previously planned Phase 3, we plan to undertake a comprehensive analysis, including reviewing all available data to identify the most capital-efficient plan to confirm differentiation for the program. We look forward to sharing our plan in the future, and basically, we’ll continue to review this.

So that’s the high-level review of the pipeline. And we have a very attractive portfolio that is differentiated late-stage drug candidates with the potential to significantly improve the lives of patients with immune-mediated diseases.

In today’s environment, we believe that scale and diversity of the portfolio is extremely important, and sufficient capital is critical. Together with ACELYRIN, Alumis will be well-capitalized with a much stronger financial base to carry us forward beyond the immediate readouts, that I just outlined and put us on a strong position as we prepare for potential commercialization for ESK-001.

I would like now to turn it over to Mina, to share her perspective from the ACELYRIN side, and then to John Schroer, and I will then close with the combined portfolio.

Mina Kim: Great. Thanks, Martin. This is an important and exciting time for the immunology space and for ACELYRIN. Individually, both ACELYRIN and Alumis have made tremendous progress exploring innovative approaches in immunology, where we have the opportunity to make a clinically meaningful difference for patients relative to standard of care.

This merger follows a thorough strategic review process by our board of directors and the management team to determine the best and most value maximizing path forward for ACELYRIN shareholders and our patients. We’re pleased with the terms, both the value achieved for ACELYRIN stockholders and the development synergies for lonigutamab.

As a combined company, ACELYRIN and Alumis will leverage the benefits of our diversified pipeline, increased resources, combined development and commercial expertise, and catalyst expansion to drive enhanced value for shareholders.

Alumis has a strong track record of R&D success, and we believe this makes them the right partner to help optimize the development of lonigutamab. Lonigutamab has best-in-class potential in thyroid eye disease, and we will work hard to confirm its differentiation in a capital-efficient manner.

I’m deeply grateful to our ACELYRIN colleagues, whose efforts have made today’s exciting milestone possible, and also to the entire Alumis team. I especially wanted to thank Martin and John for their partnership through this process.

I’m excited that Alumis shares our mission of providing patients with life-changing new treatment options. And with that, I’ll turn it back to Martin.

Martin Babler: Thank you, Mina. And as just noted, ACELYRIN shares our excitement about the many opportunities ahead of our combined company, as well as our ongoing commitment to capital efficiency.

I mentioned this at the very beginning of the call, that being highly efficient with where we spend our dollars, to the highest value potential opportunities, has proven effective for Alumis and will continue to be our approach post close. Now, let me hand it over to John Schroer to review our go-forward financial profile.

John Schroer: Thank you, Martin, and I would like to echo your excitement. As we included in our announcement this afternoon, our respective 2024 cash position gives us a pro forma cash position of $737 million at the end of last year.

Since our inception, Alumis has prudently managed costs to ensure that every dollar spent generates the greatest return. With our highly disciplined capital approach Martin outlined and continued operational discipline, we anticipate the transaction will provide us with cash runway into 2027, beyond our standalone basis of 2026.

We are excited about the value creation opportunities that lie ahead for all of our stakeholders and both companies’ stockholders. Martin?

Martin Babler: Thanks, John. As we wrap it up, it’s important to reiterate that we remain focused on executing against the key milestones that we have in front of us at Alumis, which will now be fortified with a strong balance sheet and an additional pipeline program that we will evaluate to determine the most capital efficient path going forward.

As a combined company, we have a strong portfolio that brings broad opportunities to make a significant impact for patients with immune-mediated diseases, and we look forward to sharing our progress with you. And with that, we can begin the Q&A.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Our first question comes from the line of Eric Schmidt with Cantor Fitzgerald.

Eric Schmidt: Well, thanks for taking my question. First, just congrats to both parties. This is the type of capital-efficient business combination that we should be seeing a lot more in biotech, and I applaud both boards and management teams for making this happen.

I guess first question, John, for you, the cash that you might be accumulating from ACELYRIN at close. Do you have an estimate of how much cash burn might be happening at the company between now and, say, I don’t know, kind of looking at maybe the mid-year closure? Does that sound right?

John Schroer: We expect the transaction to close sometime during the second quarter. We will be able to provide a bit more detail when the S4 is available. The two companies will continue to operate independently up to that point of the close, but with an eye towards being capital efficient.

Once we get closer to that time point, we would expect to be able to share more about what the combined company cash burn is and what the closing cash balance would be. But with that, I would reiterate that this transaction bolsters our balance sheet, provides us the cash runway into 2027, and creates the ability for us to read out all of the pivotal milestones that we’ve laid out on our website in 2026.

Eric Schmidt: Okay, I hear you loud and clear. Thank you. And one more housekeeping item, for the ownership combination that yields 55% and 45% of the respective parties, do you have the number of shares outstanding for each party in that ratio?

John Schroer: We’ll have more details in the filing. But within that, we are using approximately just under 55 million shares for Alumis. And the total number of shares that will be issued to shareholders of ACELYRIN at just around 44.7 million.

Eric Schmidt: Thank you very much.

Operator: Our next question comes from the line of Thomas Smith with Leerink Partners.

Thomas Smith: Hey, guys, good afternoon. Thanks for taking the questions, and let me add my congrats on the deal. Just on lonigutamab, just wondering if you could just elaborate a little bit on some of the analyses you intend to undertake here.

As you think about a potential path forward, what would you need to see to advance this asset? And when do you think you’ll be in a position to provide a little bit more clarity there?

Martin Babler: Yes. So as we outlined in our press release, we’re planning to reevaluate the development for the program and determine the optimal path forward.

I think the most important thing is lonigutamab has some really interesting features. The question is, how can we translate those into advantages and ultimately benefits for patients? And I think we’re focused on really figuring out how that differentiation can work and what data will provide us that differentiation.

Thomas Smith: Understood. And maybe just a follow-up on that, is that decision potentially gated by data that’s being generated currently, or is that analyses of additional data?

Martin Babler: So we’re going to evaluate what is available today, and then we’ll basically design our plan accordingly and roll that out. At this point, we don’t plan to start a Phase 3. Ultimately, we want to have the flexibility to evaluate everything and then basically make sure that we can share with everybody what the plan is for lonigutamab.

Thomas Smith: Understood, that makes sense. And just one last question, I was wondering if you could just provide an enrollment update on the Phase 3 ONWARD Program. And I guess any notable trends that you’re seeing on enrollment here as you guys progress towards the data readout in 2026?

Martin Babler: Yes, on that one, all we could say, we haven’t commented on enrollment. We have seen from some of the other oral trials in psoriasis, that they enroll generally a little bit faster than the injectable ones. And we would expect that that trend could be similar for us, like for others, but we haven’t really commented on the enrollment exactly.

Thomas Smith: Got it. That makes sense. All right, guys, thanks for taking the questions.

Martin Babler: Thank you.

Operator: Our next question comes to the line of Katherine Wang with Jefferies.

Katherine Wang: Hi. This is Kathy on for Akash. So I was just wondering regarding Alumis, why do you think your drug will show a dose response when the SOTYKTU didn’t?

Martin Babler: If you actually look at the Phase 1 data, I’m assuming you’re talking ESK-001?

Katherine Wang: Yes.

Martin Babler: Okay. When you actually look at the Phase 1 data, we have a linear dose response in Phase 1, with very little overlap. Our percent CV for that molecule is less than 20% on almost every parameter, and that is not the case for SOTYKTU. SOTYKTU has a lot of overlap in their PK.

And then the other piece is we do believe that when you look at the inhibition level, we actually have very consistent inhibition levels as well, which might be different with SOTYKTU. So if you ask me specifically why those two, that’s probably the issue.

And when you look ultimately the Phase 1 data, they did have to dose reduce for Phase 2 and beyond, just because of some of the tolerability issues that they had. And we did not have those same tolerability issues and we’re able to dose all the way to maximal target inhibition.

Katherine Wang: Thank you.

Martin Babler: Thank you.

Operator: Our next question comes from the line of Terence Flynn with Morgan Stanley.

Terence Flynn: Hi. Thanks for taking the question. I was just wondering if this impacts at all how you think about the commercial build and rollout there, if this would allow you to pull forward any of the planning ahead of a potential launch for the TYK2. Thank you.

Martin Babler: Thank you, Terence. I don’t think it’s going to accelerate the launch per se. It gives us maybe a little bit more flexibility in the build, but we have a very judicious build plan that we want to make sure that we have the right resources now that are stage appropriate. And we will continue to pursue that plan until we have the data from the Phase 3 and then decide how we best move forward from there.

Terence Flynn: Great. Thank you.

Martin Babler: Thank you.

Operator: Our next question comes from the line of Yatin Suneja with Guggenheim. Our next question will come from the line of Yasmeen Rahimi with Piper Sandler.

Yasmeen Rahim: Good afternoon. Thank you for the updates. And obviously, we as analysts, were really much rooting for and voting for lonigutamab to enter Phase 3. So definitely a surprise for us with this announcement.

But I guess, team, I know you guys are going through the process to evaluate lonigutamab space, but could you maybe talk about if you end up not pursuing forward Phase 3, if the current cash position allows you to really diversify with the portfolio, with additional assets? So we’d love to hear your thoughts on if you don’t move forward with that, what the use of the proceeds would be long term. Whether it would be towards the TYK2 programs and pipeline enrichment, or potentially evaluating additional assets that could be complementary to the current portfolio.

Martin Babler: So I would say the first priority for all of us is to advance the programs that we have, and that includes what we have from the Alumis side and lonigutamab. And then there certainly is opportunity within some of those molecules. As you know, there’s a lot of opportunity around TYK2 and a broad opportunity for TYK2 in multiple indications.

But we always are looking for additional assets on the outside that would make sense. So I wouldn’t exclude it, but that is not the focus that we have. At this point, our focus is execution on the TYK2 programs and really understanding how we can advance lonigutamab and make sure that we have a capital-efficient way to show a competitive differentiated profile.

Yasmeen Rahim: Okay. Sounds good. Thank you. Congrats.

Martin Babler: Thank you.

Operator: Next question comes from Yatin Suneja with Guggenheim.

Yatin Suneja: Hey, guys. Let me add my congratulations as well. Sorry, my phone dropped out there. Two questions for me. I am not very familiar with ACELYRIN pipeline. Is there anything else that they have early in the pipeline that maybe it’s a little bit earlier in the stage, in the preclinical side? So that’s one.

Number two, with regard to the enrollment, I mean, now that you have all this cash, like what you could do to sort of further accelerate the enrollment in the psoriasis program? Because as you mentioned earlier, definitely some of the other companies are seeing faster enrollment and now being well-capitalized, there should be some venues to further accelerate that process. Thank you.

Mina Kim: Hey, this is Mina, and maybe I’ll take the first question, just on ACELYRIN’s pipeline. So we had previously announced that we were pivoting to focus on lonigutamab and we made that decision late last year. And we did recently announce that we were going to be winding down all of our internal efforts around izokibep. And so, the program that will be moving over to Alumis will be lonigutamab.

Martin Babler: Yes. And in terms of acceleration, we certainly have a strong effort ongoing, on making sure that we can enroll this trial fast. I would say in terms of where we are at this point, we will continue to look at additional ways to accelerate. But the capital piece is not the most essential one in that.

Operator: Our next question comes from the line of Brian Skorney with Baird.

Brian Skorney: Hey, good afternoon, everyone. Thanks for taking my question. Yes, I just wanted to get thoughts on your perception of the thyroid eye disease market. Obviously, TEPEZZA had a really fantastic launch, but it’s sort of backed off peak sales and has been relatively stagnant, just south of $2 billion.

Do you see this as an issue with TEPEZZA, or do you see (technical difficulty) the U.S. thyroid eye disease market, or is there potential for growth? And I know there’s also concerns that most of these patients really only need one cycle of injections. How do you think about the sizing of that thyroid eye disease market overall?

Mina Kim: Hey, this is Mina. Maybe I’ll take that one, and I can start and if Martin has anything to add. I mean, look, we think that there is significant unmet need in thyroid eye disease and TEPEZZA was, I think, a real breakthrough for patients, and has been an amazing therapy. But as it has gone into the market, we also know that there is significant unmet need. And one of the things that we have been very excited about with lonigutamab is it has shown sort of IV-like efficacy, in line with the standard of care, but also a potential for a differentiated safety profile in a very easy to use 1 milliliter auto injector format.

And we think that that has the potential to really expand the addressable population, and especially with the possibility of chronic dosing. We think that there is significant unmet need that loni addresses.

Martin Babler: Yes. Brian, I just want to add, we do believe that actually there’s market segments that are not appropriately addressed today, that you could expand into, as Mina just said. And we actually just brought on board our chief commercial officer, who is very familiar with TEPEZZA. And so, we will certainly spend additional time to think through very carefully on the commercial side, which segments did you want to go after and how to best do that.

Brian Skorney: Great. Thank you.

Operator: Our next question comes from the line of Mitchell Kapoor with H.C. Wainwright.

Unidentified Participant: Good afternoon. This is Dan on for Mitchell. Thanks for taking our questions, and congratulations on the announcement. We were wondering, what kind of synergies do you expect to see from your combined development team at this point? And how much crossover is there between TED and more classical I&I diseases?

Martin Babler: So the synergies here, at least early on, will not come from the development, because we continue developing all these products. So I think where there will be synergies is probably from combining two companies and not needing, basically, two infrastructures for a public company.

I think we should focus more on the opportunity set that we’re able to pursue. Because we have three products in the pipeline, and we will certainly pursue very aggressively the two that have a clear path, and then the third one we’ll evaluate and come back to you later on how we move forward.

For us, this is about basically enhancing the pipeline and setting ourselves up on very solid financial footing to read out through all the milestones, and that’s really what we’re focused on.

Mitchell Kapoor: Awesome. And I could just follow up —

Martin Babler: Maybe just to your second question, at the end of the day, these are all immune-mediated diseases and we do believe that actually having a good understanding of the immune system will help. And we certainly are bringing together two teams that have a very good understanding of many of those diseases.

Mitchell Kapoor: Awesome. And if I can ask you a follow-up, I think this kind of tags on the questions Eric was asking. I think it was Eric. Regarding modeling, how should we expect the operating expenses to develop both before the transaction closes as well as after that? I know we’re looking at capital or intelligent capital utilization strategy.

John Schroer: So we touched on that a bit earlier. We’ll be able to share more of that when the S4 is available. I think we mentioned that both companies would, prior to closing, operate independently with an eye on controlling, being efficient with their costs. But we will have a better idea, at closing, of what we can share with you in terms of the burn after that.

I think you can do some math on what that is, considering we’ve guided cash into 2027, supporting all of the Alumis programs, the two ongoing Phase 3 psoriasis trials, the ongoing Phase 2b for lupus SLE, and that those are carried through readout.

Mitchell Kapoor: All right. Thank you so much.

John Schroer: Thank you.

Operator: (Operator Instructions) I’m showing no further questions at this time. I’d like to turn the call back to Martin Babler for closing remarks.

Martin Babler: Thank you so much. So thanks again for participating in today’s call. We’re excited about this merger of ACELYRIN and Alumis, as it will strengthen our financial position, our portfolio, and sets us up very strongly for upcoming milestones and for the future. I want to thank you and have a great day.

Operator: This concludes today’s conference call. Thank you for participating. You may now disconnect.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than statements of historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 2025, by and among the parties (the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreement; the expected filing by Alumis with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “registration statement”) and a joint proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “joint proxy statement/prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runway; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders and ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key personnel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, competitive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction; (xii) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to successfully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, including the risk factors identified in Alumis’ and ACELYRIN’s most recent Quarterly Reports on Form 10-Q and/or Annual Reports on Form 10-K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents Alumis and ACELYRIN file from time to time with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. ACELYRIN assumes no obligation and does not intend to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include the joint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations section of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings heading of the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/.

Participants in the Solicitation

Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alumis’ registration statement on Form S-1/A (File No. 333-280068), which was filed with the SEC on June 24, 2024. Information about ACELYRIN’s directors and executive officers is set forth in the proxy statement for ACELYRIN’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2024, and ACELYRIN’s Current Reports on Form 8-K filed with the SEC on May 28, 2024, August 13, 2024 and December 10, 2024. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.